September 30, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington D.C., 20549

Re:

HappyNest REIT, Inc.
Offering Statement on Form 1-A
Filed September 7, 2023
File No. 024-12327

Ladies and Gentlemen:

Pursuant to Rule 259(a) of Regulation A under the Securities Act of 1933, as amended, HappyNest REIT, Inc. (the “Company”), a Maryland corporation, hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw the Company's Offering Statement on Form 1-A, together with all amendments and exhibits thereto, filed with the Securities and Exchange Commission on September 7, 2023 under File No. 024-12327 (the “Offering Statement”).

The Company makes this request to withdraw its Offering Statement as a result of the adoption of a plan to begin winding up the operations of the Company. As of the date of this request, none of the securities that are the subject of the Offering Statement have been sold.

Accordingly, the Company respectfully requests that the Commission consent to the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date thereafter.

Sincerely,

/s/ Jesse Prince

Jesse Prince

Chief Executive Officer